EXHIBIT 12

Apogent Technologies Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended September 30,
	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense	$46,227	$40,737	$48,820	$49,584	$41,228
Deferred financing	4,046	3,461	472	521	224
1/3 Rental expense	5,203	4,374	3,424	2,905	2,235

	$55,476	$48,572	$52,716	$53,010	$43,687

Earnings:
Pre tax income from continuing operations	$122,157	$205,311	$163,411	$134,759	$145,750
Add: Fixed charges	55,476	48,572	52,716	53,010	43,687
Earnings	177,633	253,883	216,127	187,769	189,437

Ratio of Earnings to Fixed Charges	3.2	5.2	4.1	3.5	4.3

Rental Expense	$15,608	$13,123	$10,272	$8,716	$6,704